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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

A.C. MOORE ARTS & CRAFTS, INC.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
00086T 10 3
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c) (William Kaplan 2006 GRAT**)

     ☑ Rule 13d-1(d) (William Kaplan)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Joins filing as its Amendment No. 1 to Schedule 13G with respect to the subject class of securities.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	00086T 10 3	Page	2	of	8

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
William Kaplan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		500,000 shares (See Item 4)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		500,000 shares (See Item 4)

WITH:	8	SHARED DISPOSITIVE POWER:

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

500,000 shares (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

2.5% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	00086T 10 3	Page	3	of	8

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
William Kaplan 2006 GRAT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Delaware

	5	SOLE VOTING POWER:

NUMBER OF		240,699 shares (See Item 4)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		240,699 shares (See Item 4)

WITH:	8	SHARED DISPOSITIVE POWER:

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

240,699 shares (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

1.2% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

00

Item 1(a) Name of Issuer:
          A.C. Moore Arts & Crafts, Inc. (the “Issuer”)
Item 1(b) Address of Issuer’s Principal Executive Offices:
          130 A.C. Moore Drive, Berlin, NJ 08009
Item 2(a) Name of Person Filing:
          William Kaplan and the William Kaplan 2006 GRAT (collectively, the “Reporting Persons”)
Item 2(b) Address of Principal Business Office or, if none, Residence:
          William Kaplan: c/o A.C. Moore Arts & Crafts, Inc., 130 A.C. Moore Drive, Berlin, NJ 08009
          William Kaplan 2006 GRAT: c/o Anne L. Stallman, V.P., J.P. Morgan Trust Company of Delaware, 500 Stanton Christiana Road,
          Newark, DE 19713
Item 2(c) Citizenship:
          William Kaplan: United States of America
           William Kaplan 2006 GRAT: State of Delaware
Item 2(d) Title of Class of Securities:
          Common Stock, no par value
Item 2(e) CUSIP Number:
          00086T 10 3
Item 3 Not Applicable
Item 4 Ownership:
(a)	Amount beneficially owned: As of December 31, 2006, William Kaplan beneficially owned 500,000 shares* of common stock of the Issuer.
     As of December 31, 2006, the William Kaplan 2006 GRAT beneficially owned 240,699 shares of common stock of the Issuer.

*	Includes 259,301 shares owned of record by the William Kaplan 2005 GRAT (the “2005 GRAT”) and 240,699 shares owned of record by the William Kaplan 2006 GRAT (the “2006 GRAT” and together with the 2005 GRAT, the “GRATs”). By virtue of William Kaplan’s position as Investment Trustee of each of the GRATs, William Kaplan has the power to vote and dispose, and therefore may be deemed to be the beneficial owner of the shares owned of record by the GRATs.

The filing of this Schedule 13G shall not be construed as an admission that (a) the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any equity securities covered by this Schedule 13G or (b) that this Schedule 13G is legally required to be filed by the Reporting Persons.
(b)	Percent of class: **
William Kaplan — 2.5%
William Kaplan 2006 GRAT — 1.2%
Number of shares as to which each of the Reporting Persons has:
(i)	sole power to vote or to direct the vote:

William Kaplan — 500,000 shares*** of common stock of the Issuer;

William Kaplan 2006 GRAT — 240,699 shares of common stock of the Issuer;

(ii)	shared power to vote or to direct the vote:

William Kaplan — 0 shares of common stock of the Issuer;

William Kaplan 2006 GRAT — 0 shares of common stock of the Issuer;

(iii)	sole power to dispose or to direct the disposition of:

William Kaplan — 500,000 shares*** of common stock of the Issuer;

William Kaplan 2006 GRAT — 240,699 shares of common stock of the Issuer;

(iv)	shared power to dispose or to direct the disposition of:

William Kaplan — 0 shares of common stock of the Issuer;

William Kaplan 2006 GRAT — 0 shares of common stock of the Issuer;

**	Percentages are based on 20,016,546 shares of common stock of the Issuer outstanding as of November 7, 2006, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2006 filed with the Securities and Exchange Commission on November 9, 2006.

***	William Kaplan has the sole power (i) to vote or to direct the vote of and (ii) to dispose or to direct the disposition of 259,301 shares of common stock of the Issuer as the Investment Trustee of the 2005 GRAT and 240,699 shares of common stock of the Issuer as the Investment Trustee of the 2006 GRAT.

****	Both William Kaplan and the William Kaplan 2006 GRAT have ceased to be the beneficial owner of more than five percent of the subject class of securities.

Item 5 Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following☑.****
Item 6 Ownership of More Than Five Percent on Behalf of Another Person:
          Not Applicable
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
          Not Applicable
Item 8 Identification and Classification of Members of the Group:
          Not Applicable
Item 9 Notice of Dissolution of Group:
          Not Applicable
Item 10 Certification
By signing below I, William Kaplan, as Investment Trustee of the William Kaplan 2006 GRAT, certify that, to the best of my knowledge and belief, the securities referred to above were not acquired by the William Kaplan 2006 GRAT and are not held by the William Kaplan 2006 GRAT for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired by the William Kaplan 2006 GRAT and are not held by the William Kaplan 2006 GRAT in connection with or as a participant in any transaction having that purpose or effect.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2007	By:	/s/ William Kaplan

Name: William Kaplan

WILLIAM KAPLAN 2006 GRAT

Date: February 12, 2007	By:	/s/ William Kaplan

Name: William Kaplan Title: Investment Trustee

Exhibit 1
Joint Filing Agreement
     This Amendment to Schedule 13G (the “Statement”) is filed on behalf of each of the following reporting persons: William Kaplan and the William Kaplan 2006 GRAT (individually, a “Reporting Person” and, collectively, the “Reporting Persons”). Each Reporting Person hereby agrees and consents to the joint filing of the Statement on behalf of each Reporting Person pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Each Reporting Person represents that he or it, as the case may be, is eligible to file the Statement. Each Reporting Person understands that he or it, as the case may be, is responsible for the timely filing of the Statement and any amendments thereto and for the completeness and accuracy of the information concerning such Reporting Person contained in the Statement; each Reporting Person understands that he or it, as the case may be, is not responsible for the completeness or accuracy of the information concerning the other Reporting Person making this filing unless such Reporting Person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement and the filing of the Statement shall not be construed as an admission that any of the Reporting Persons is a member of a “group” consisting of one or more of such Reporting Persons for the purposes of Section 13(d) or 13(g) of the Exchange Act. This Statement and this Joint Filing Agreement may be executed in more than one counterpart.

Date: February 12, 2007	By:	/s/ William Kaplan

Name: William Kaplan

WILLIAM KAPLAN 2006 GRAT

Date: February 12, 2007	By:	/s/ William Kaplan

Name: William Kaplan Title: Investment Trustee